2200 Ross Avenue, Suite 2200 Dallas, Texas 75201-6776 Telephone: 214-740-8000 Fax: 214-740-8800 www.lockelord.com
Kenneth L. Betts Direct Telephone: 214-740-8696 Direct Fax: 214-756-8696 kbetts@lockelord.com
July 1, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549
Re:	Plymouth Opportunity REIT, Inc. Registration Statement on Form S-11 Filed March 24, 2011 File No. 333-173048
Dear Mr. Kluck:
     Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Commission’s comment letter dated June 7, 2011 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 1”). To expedite your review, we are sending to you via FedEx clean and marked copies of Amendment No. 2 to the Registration Statement on Form S-11 (“Amendment No. 2”), showing the changes made to Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the Commission’s comments, and other changes that are intended to update, clarify and render more compete the information contained therein.
     We understand that the Commission may have additional comments after reviewing Amendment No. 2 and the responses set forth below.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Commission’s comments. Page number references are to the marked typeset courtesy copy of the Amendment No. 2 provided to the Commission.
General
1.	We note your response to comment 1 of our letter dated April 22, 2011. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

July 1, 2011

The Company acknowledges the Staff’s comment.

2.	We note your response to comment 4 of our letter dated April 22, 2011, and your reliance on the relief granted in prior SEC Division of Corporation Finance no-action letters. Please note that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.
The Company acknowledges the Staff’s comment.
3.	We note your response to comment 5 of our letter dated April 22, 2011. Please note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with class relief granted in the prior class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

The Company acknowledges the Staff’s comment.

4.	We note your response to comment 7 of our letter dated April 22, 2011 and the supporting materials sent separately. However, the materials provided do not appear to support your statement on page 3 that the apartment communities have 9,450 units. Instead, it appears that these communities have 9,226 units. Additionally, it does not appear that you have provided support for all quantitative and qualitative state and industry data used in the registration statement. For example only, we note the disclosure on page 77 that:
The firm, and its affiliated property management company, DEI Communities, are members of the National Apartment Association, the National Multi Housing Council and hold the Accredited Management organization AMO designation from IREM, the Institute of Real Estate Management. The AMO accreditation recognizes excellence among real estate management firms. Only those firms that achieve the highest level of performance, experience, financial stability and have a Certified Property Management CPM in executive position can earn the AMO credential.
Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you, whether by the company or another entity, in connection with this offering.

In response to the Staff’s comment, we have attached to this letter, as Exhibit 1, supporting materials for the statements referred to in Exhibit 1. In addition, we

July 1, 2011

confirm to the Staff that none of these supporting materials was prepared for us, either by the Company or another entity, in connection with this offering.
Prospectus Cover Page
5.	We note your response to comment 9 of our letter dated April 22, 2011. It appears that you are only using an 8 point font size. Please note that Rule 420 of Regulation C requires text to be in a least 10 point modern type. Please revise your disclosure here accordingly and consider removing disclosure not required by Item 501 of Regulation SK or Industry Guide 5.

In response to the Staff’s comment, we have revised the cover page of the prospectus to comply with Rule 420 of Regulation C.

6.	We note your response to comment 10 of our letter dated April 22, 2011. Additionally, please clarify whether you may sell assets to make distributions. Please add a risk factor to address this risk as appropriate. We also note that you may borrow funds to fund distributions based on your disclosure on page 27. Please clarify this here and in your summary risk factors.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Prospectus and on page 28 under the caption “Distributions will not be paid from capital and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or that distributions will increase over time” to make clear that the Company will not sell assets or borrow funds to make distributions.
Prospectus Summary, page 1
Who will choose the investments you make?, page 3
7.	We note your response to comment 13 of our letter dated April 22, 2011. Please clarify how your sub-advisors are related to your sponsor. Please identify the natural persons that have control over these entities. Additionally, please explain, in what capacity, principals of Oxford and its affiliates have participated in the real estate and private equity investments.

In response to the Staff’s comment, we have revised the disclosure on page 2 under the caption “Who is the Company’s advisor?” and on page 3 under the caption “Who will choose the investments you make?” and elsewhere in the prospectus as appropriate to add the requested disclosure.

What are your investment objectives?, page 3

8.	We note that your objective is to realize growth the value of your investments within five to seven years. However, your disclosure indicates that your objective is also to

July 1, 2011

begin the process of liquidation or listing within three to six years. These objectives appear to be inconsistent. Please revise to ensure consistency or advise.

In response to the Staff’s comment, we have revised the disclosure on page 3 under the caption “What are your investment objectives?” and elsewhere in the prospectus as appropriate to clarify the timing of the Company’s exit strategies.

9.	We note your response to comment 15 of our letter dated April 22, 2011. We reissue our comment. We note that you do not presently intend to continue offering shares beyond 2014 based on your disclosure on page 6. However, your disclosure on page 170 and elsewhere leaves open the possibility that you may decide to engage in future offerings. Please disclose any impact this decision could have on your proposed liquidity schedule.

In response to the Staff’s comment, we have revised the disclosure on page 4 under the caption “What are your investment objectives?” and elsewhere in the prospectus to disclose the potential impact of any future offerings on the Company’s liquidity schedule.
If I buy shares, will I receive distributions and how often?, page 10
10.	We note your response to comment 20 of our letter dated April 22, 2011. Please explain what you mean by your statement that portions of the distributions “may be paid on a pro rata basis.”

In response to the Staff’s comment, we have revised the disclosure on page 10 under the caption “If I buy shares, will I receive distributions and how often?” to explain what is meant by “paid on a pro rata basis.”
What are the fees that you will pay....?. page 13

11.	We note your response to comment 25 of our letter dated April 22, 2011. We reissue our comment in part. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2) which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.” Additionally, please clarify in the table that you will reimburse your advisor for the salaries and benefits paid to your named executive officers.

In response to the Staff’s comment, we respectfully advise the Staff that we have previously revised the disclosure on page 77 under the caption “The Advisory Agreement” to include an estimate of the amount of reimbursement for compensation, including base salary, bonuses and related benefits, on an annual basis for the Company’s executive officers. We do not believe that Item 402 of Regulation S-K should be deemed to apply to the Company’s executive officers because those officers will devote a substantial portion of their time on activities unrelated to the Company. As a result, the overall compensation received by the Company’s executive officers should not be construed to be compensation related to services provided to the Company and, therefore,

July 1, 2011

should not be required to be disclosed in the prospectus beyond the disclosure that is currently provided.

12.	We note your disclosure on pages 78 through 79 regarding the fees to be paid to your sub-advisor. Please include disclosure in the table regarding how the sub-advisor will be compensated for providing property management services for the properties.

In response to the Staff’s comment, we have revised the disclosure on page 17 under the caption “Property Management Fees” and elsewhere in the prospectus as appropriate to describe how the sub-advisors will be compensated for providing property management services.
Asset Management Fee, page 14
13.	We note your response to comment 27 of our letter dated April 22, 2011, Please specifically state, if true, that the asset management fee will not be reduced in the event real property is impaired.

In response to the Staff’s comment, we have revised the disclosure on page 15 under the caption “Asset Management Fee” and elsewhere in the prospectus as appropriate to add the requested disclosure.

14.	We note your response to comments 28 and 31 of our letter dated April 22, 2011. We note that section 9.8 of your charter permits leverage of 300% of net assets. We also note your disclosure on page 9 that this amounts to 75% of the cost of your investments. Please revise your disclosure regarding the asset management fee to provide disclosure based on the maximum amount of leverage permitted by your charter. Please also revise accordingly your acquisition and origination expenses. Please refer to Item 4 of Industry Guide 5.

In response to the Staff’s comment, we have revised the disclosure on pages 15 and 16 under the captions “Asset Management Fee” and Acquisition and Origination Expenses,” respectively, and elsewhere in the prospectus as appropriate to make the requested revisions.
Common Stock Issuable Upon Occurrence of Certain Events, page 16
15.	Please provide an estimate of the maximum dollar value of this fee assuming the maximum net proceeds are raised in the primary offering. Please disclose whether shares issued pursuant to the dividend reinvestment plan are considered when determining the net proceeds of the primary offering.

In response to the Staff’s comment, we have revised the disclosure on page 16 under the caption “Common Stock Issuable Upon Occurrence of Certain Events” and elsewhere in the prospectus as appropriate to add the requested disclosure.

July 1, 2011

Acquisition and Origination Expenses, page 16
16.	Please advise whether you have taken into account the additional 1.5% you will pay to your sub-advisors in the estimated dollar amount. If not, please provide disclosure taking into account the additional 1.5% you will pay to your sub-advisors. Please provide separate disclosure regarding the amounts that will be paid to your advisor and the amounts that will be paid to your sub-advisor.

In response to the Staff’s comment, we advise the Staff that the disclosure of estimated fees for acquisition and origination expenses on page 16 under the caption “Acquisition and Origination Expenses” does not take into consideration the additional 1.5% payable to the sub-advisors. Accordingly, the disclosure under on page 16 under such caption and elsewhere in the prospectus as appropriate has been revised to add the requested disclosure.
Disposition Expenses, page 17
17.	We note that section 8.5 of your charter permits you to pay a disposition fee of up to 3% to an affiliate. Please disclose this in your compensation table.

In response to the Staff’s comment, we advise the Staff that while the Company’s charter does permit the payment of a disposition fee, the Company has no intention of paying such a fee in the foreseeable future. Accordingly, we respectfully suggest that no disclosure of a disposition fee is required in the prospectus. Additionally, we have revised the disclosure on page 13 under the caption “What are the fees that you will pay the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus as appropriate to specifically state that no disposition fee will be paid for the foreseeable future.
Subordinated Payment upon Termination ...page 18
18.	Please clarify whether you will pay this fee if you terminate your advisor with cause.

In response to the Staff’s comment, we have revised the disclosure on page 18 under the caption “Subordinated Payment upon Termination of the Advisory Agreement” and elsewhere in the prospectus as appropriate to clarify that the termination payment will only be made if the advisory agreement is terminated without cause.
How will you determine whether tenants ...?, page 21
19.	We note your response to comment 32 of our letter dated April 22, 2011. We reissue our comment in part. Please disclose what services you will use to determine creditworthiness.

In response to the Staff’s comment, we have revised the disclosure on page 21 under the caption “How will you determine whether tenants have the appropriate creditworthiness for each lease?” to add the requested disclosure.

July 1, 2011

Will I be notified?, page 23
20.	We note your response to comment 35 of our letter dated April 22, 2011. Please note that disclosure provided on your website or in other pieces of sales literature should be consistent with disclosure contained in your prospectus. It is not clear why the examples discussed on page 24 would not be included in your prospectus or in supplements or amendments to your prospectus. Please advise.

In response to the Staff’s comment, we have revised the disclosure on page 24 under the caption “Will I be notified of how my investment is doing?” to delete the disclosure referencing the possibility that information will be provided on the Company’s website that might not otherwise be in the prospectus.
Risk Factors, page 25
21.	Please add a risk factor to address the risks associated with the fact that you may continue indefinitely or advise us why such risk factor is not necessary.

In response to the Staff’s comment, we have revised the disclosure on page 32 under the caption “If we fail to list our shares or otherwise liquidate our assets, you may be required to hold your shares indefinitely” to add the requested disclosure.
Payment of fees to our advisor and its affiliates ...,_page 27
22.	Please clarify whether your advisor is obligated to defer reimbursement of expenses.

In response to the Staff’s comment, we have revised the disclosure on page 28 under the caption “Payment of fees to our advisor and its affiliates will reduce the cash available for investment and payment of distributions” to state that the advisor is not obligated to defer the reimbursement of expenses.
Because our sponsor and our advisor are not prohibited... page 31
23.	We note your response to comment 41 of our letter dated April 22, 2011. In response to our comment, you state that your sponsor will not close a future offering until the proceeds of your offering have been invested. It appears that you will still be able to engage in simultaneous offerings because this statement does not prevent you from commencing a future offering. Please revise or advise.

In response to the Staff’s comment, we have revised the disclosure on page 32 under the caption “Because our sponsor and our advisor are not prohibited from creating further real estate programs that may use investment strategies that are similar to ours, our advisor and its and our executive officers may face conflicts of interest relating to the purchase and leasing of properties and other investments, and such conflicts may not be resolved in our favor” to clarify risk of possible future offerings.

July 1, 2011

Management, page 67
Executive Officers and Directors, page 70
24.	We note your response to comment 45 of our letter dated April 22, 2011. Please revise to provide support for your disclosure regarding the years of experience of Ms. Brownell.

In response to the Staff’s comment, we have revised the disclosure on page 73 under the caption “Executive Officers and Directors” to add the requested disclosure.

25.	We note your response to comment 46 of our letter dated April 22, 2011. Please disclose Mr. Witherell’s experience from March 2008 to August 2009, Mr. White’s experience from November 2008 through August 2009, and Mr. Gaw’s experience form September 2008 through November 2009. Additionally, please disclose when Mr. DeAgazio became the Principal of Ironsides Assoc. LLC, and when Mr. Cottone began his roles as an independent arbitrator, mediator and public speaker and arbitrator for FINRA, the American Arbitration Association and the Counselors of Real Estate. Please refer to Item 401 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 72-75 under the caption “Executive Officers and Directors” to add the requested disclosure.

26.	We note your response to comment 47 of our letter dated April 22, 2011. Please disclose whether Mr. Witherell made investment decisions on behalf of Franklin Street Properties, Corp. with respect to the 34 separate property investments that were structured as single asset REITs. Please clarify whether he was individually responsible for raising equity on behalf of this entity or whether lie was part of a group of employees raising equity.

In response to the Staff’s comment, we have revised the disclosure on page 72 under the caption “Executive Officers and Directors” to add the requested disclosure.

27.	We note your response to comment 48 of our letter dated April 22, 2011. Please provide more disclosure regarding Mr. White’s role in the $1 billion of real estate transactions. For example, please disclose whether he engaged in transactions on behalf of himself or other entities and if he exercised investment control with respect to transactions on behalf of entities.

In response to the Staff’s comment, we have revised the disclosure on page 73 under the caption “Executive Officers and Directors” to add the requested disclosure.
The Advisor, page 74
28.	We note your response to comment 49 of our letter dated April 22, 2011. Please clarify when each significant employee began working for your advisor. Additionally, please clarify when Mr. Connolly held each of the director positions at Nortel.

July 1, 2011

In response to the Staff’s comment, we have revised the disclosure on page 77 under the caption “The Advisor” to add the requested disclosure.

29.	We note your response to comment 51 of our letter dated April 22, 2011. Please explain what you mean by your statement: “the directors of our advisor also have general fiduciary responsibilities to us and our stockholders.” Please clarify the obligations of your named executive officers and directors.

In response to the Staff’s comment, we have revised the disclosure on page 76 under the caption “The Advisor” and on page 93 under the caption “Our Board’s Loyalties to Plymouth and Possible Future Plymouth-Sponsored Programs” to add the requested disclosure.
Sub-advisors, page 77
30.	We note your response to comment 49 of our letter dated April 22, 2011. Considering the employees of your sub-advisors will be providing substantial assistance to you in identifying and investigating assets that you will purchase, it appears that their employees are significant. Please provide the disclosure required by Item 401(c) of Regulation S-K.

In response to the Staff’s comment, we respectfully advise the Staff what we do not believe the employees of the sub-advisors are significant to the Company. First, the reputation and contacts of each of the sub-advisor entities are the reasons the Advisor determined to enter into relationships with these entities. These two factors are institutionally driven and not the result of any individual employee. As a result, the Advisor believes that no individual employee of either of the sub-advisors is critical to those entities providing the services required under the sub-advisory agreements. Second, while the Advisor has determined that each of the sub-advisors is highly regarded within the sectors of the real estate market in which they participate, the Advisor believes that, should either sub-advisor fail to perform to the standard the Advisor is expecting, replacing either of the sub-advisors would not be a difficult or lengthy process. Accordingly, we do not believe that the disclosure required by Item 401(c) of Regulation S-K needs to be included in the prospectus.

31.	We note your response to comment 52 of our letter dated April 22, 2011. Please explain why you do not believe it is “advisable for [your] board of directors to undertake the responsibility of directly overseeing the actions of the sub-advisor.” Please explain the purpose of not entering into agreements with the entities that will be providing you advisory services. Further, please clarify your remedies in the event the sub-advisor breaches the sub-advisory agreement.

In response to the Staff’s comment, we have revised the disclosure on page 79 under the caption “Sub-Advisors” to add the requested disclosure.

32.	Please disclose when your sub-advisors were formed and the number of personnel each employs.

July 1, 2011

In response to the Staff’s comment, we have revised the disclosure on page 79 under the caption “Sub-Advisors” to add the requested disclosure.

33.	Please clarify who has the right to terminate the sub-advisory agreements.

In response to the Staff’s comment, we have revised the disclosure on page 81 under the caption “Sub-Advisory Agreements” to add the requested disclosure.

34.	Please explain the difference between “primary, secondary, and tertiary markets.”

In response to the Staff’s comment, we have revised the disclosure on page 80 under the caption “Sub-Advisors” and elsewhere in the prospectus to delete the references to “primary, secondary and tertiary markets.”
Sub-Advisory Agreements, page 78
35.	Please explain what you mean by “operationally intensive property investment opportunities.”

In response to the Staff’s comment, we have revised the disclosure on page 80 under the caption “Sub-Advisors” and elsewhere in the prospectus as appropriate to remove the phrase “operationally intensive.”
Other Affiliates, page 79 Our Sponsor, page 79
36.	Please disclose the senior positions held by Mr. Kerry at each of the entities listed. If he assumed a different position during his tenure with a particular entity, please provide disclosure regarding the different positions and their duration.

In response to the Staff’s comment, we have revised the disclosure on page 82 under the caption “Other Affiliates—Our Sponsor” to add the requested disclosure with respect to Thomas Janes.
Dealer Manager, page 80
37.	Please disclose when your dealer manager was formed.

In response to the Staff’s comment, we have revised the disclosure on page 82 under the caption “Dealer Manager” to add the requested disclosure.

38.	Please ensure that you disclose at least five years of experience for each significant employee of your dealer manager. For example only, please disclose Mr. Kraakevik’s experience from January 2006 through October 2008. If a significant employee assumed a different position during their tenure with a particular entity, please provide disclosure regarding the different positions and their duration. Please refer to Item 401(c) of Regulation S-K.

July 1, 2011

In response to the Staff’s comment, we have revised the disclosure on pages 82-83 under the caption “Dealer Manager” to add the requested disclosure.
Conflicts of Interest, page 88
Our Affiliates’ Interest in Other Plymouth Real Estate Programs, page 88
General, page 88
39.	Please disclose whether the other programs affiliated with the Haley Group are continuing to offer securities or whether these programs have closed.

In response to the Staff’s comment, we have revised the disclosure on page 91 under the caption “Our Affiliates’ Interests in Other Plymouth Real Estate Programs” to add the requested disclosure.
Investment Objectives and Criteria, page 98
40.	Please disclose the markets referenced by your statement: “Our advisor intends to focus on markets where its affiliates, including its sub-advisors, have an established market presence, market knowledge and access to potential investments.”

In response to the Staff’s comment, we respectfully advise the Staff that the Company is an opportunity REIT that intends to evaluate markets and assets throughout the United States and has not yet identified any particular markets on which to concentrate. Accordingly, we have revised the disclosure on page 100 under the caption “Investment Objectives and Criteria” and elsewhere in the prospectus as appropriate to delete all references to market size or any pre-existing relationships with a market so as to not potentially mislead investors as to possible investments.
Investments in Real Property, page 101
41.	We note your response to comment 58 of our letter dated April 22, 2011. Please explain the circumstances where the documents that you would seek to obtain from a seller or developer would not be applicable. Additionally, we note that you would not require a new appraisal if you were acquiring a property using no financing or through the assumption of existing financing. Please advise how you will determine the value of the property in these situations.

In response to the Staff’s comment, we have revised the disclosure on page 104 under the caption “Investments in Real Property” to add the requested disclosure.
Multifamily Properties, page 107

July 1, 2011

42.	Please revise your disclosure to explain what you mean by “core, value-add, and development multi-family assets.”

In response to the Staff’s comment, we have revised the disclosure on page 110 under the caption “Multifamily Properties” to delete the reference to “core, value-add, and development.”
Prior Performance Summary, page 115
43.	We note your response to comment 60 of our letter dated April 22, 2011. We note, in Table III, you disclose that each of the prior programs has sustained net losses. We therefore reissue our comment. Please provide the disclosure required by Item 8.A.2 of Industry Guide 5 or advise.

In response to the Staff’s comment, we respectfully note that Item 8.A.2 of Industry Guide 5 requires disclosure of “major adverse business developments or conditions ... that would be material to investors.” The losses sustained by the prior program were attributable solely to the booking of depreciation with respect to the assets purchased in accordance with GAAP. The prior program has not sustained any losses on a cash basis. Accordingly, we do not believe any disclosure is required to be included in the prospectus pursuant to the provisions of Item 8.A.2.
Management’s Discussion and Analysis ..., page 117
44.	We note your response to comment 17 of our letter dated April 22, 2011. We reissue our comment. Please explain what the real estate related assets are that you may acquire that would require development, redevelopment, or repositioning. Please explain the difference between these types of assets and typical real estate related assets such as securities and mortgages. Please consider using a different term for these types of assets.

In response to the Staff’s comment, we have revised the disclosure on page 120 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to add the requested disclosure.
Liquidity and Capital Resources, page 118
45.	Please expand your disclosure to discuss the organizational and offering costs which have been paid/incurred on your behalf to date.

In response to the Staff’s comment, we have revised the disclosure on page 121 under the caption “Liquidity and Capital Resources” to add the requested disclosure.
Description of Shares, page 153 Distributions, page 157

July 1, 2011

46.	We note your response to comment 61 of our letter dated April 22, 2011. Please add disclosure regarding the impact of fees paid to your sub-advisors on your distributions.

In response to the Staff’s comment, we have revised the disclosure on page 160 under the caption “Distributions” to add the requested disclosure.
Prior Performance Tables, page P-1
47.	We note your response to comment 64 of our letter dated April 22, 2011. Please revise all of the tables to distinguish between the different offerings.

In response to the Staff’s comment, we have revised the disclosure in Table III under the caption “Prior Performance Tables” to provide the requested disclosure.
Table I, page P-2
48.	We note your response to comment 65 of our letter dated April 22, 2011. Please note that all expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Please revise your table accordingly.

In response to the Staff’s comment, we have revised the disclosure in Table I under the caption “Prior Performance Tables” to provide the requested disclosure.
Table III — Operating Results of Prior Programs, page P-5
49.	You disclose that the tables include equity investments in various limited partnerships. Please clarify how the programs account for these investments (i.e., consolidation, equity method accounting, etc.). Also, clarify if all of the programs’ properties are held through these investments or if any of the properties are held directly.

In response to the Staff’s comment, we have revised the disclosure in Table III under the caption “Prior Performance Tables” to provide the requested disclosure.
50.	We note that your presentation of cash distributions to investors does not include the line item “from other”. Please revise.

In response to the Staff’s comment, we have revised the disclosure in Table III under the caption “Prior Performance Tables” to provide the requested disclosure.
Exhibit 3.1
51.	We note that your definition of total operating expenses refers to section 8.6 for a discussion of incentive fees. We could not locate disclosure of the incentive fee in this section of your charter. Please advise or revise as appropriate.

July 1, 2011

In response to the Staff’s comment, we have revised Exhibit 3.1 to delete the reference to “incentive fees.”
Draft Opinions
52.	We note your response to comment 67 of our letter dated April 22, 2011. Please file these opinions as part of your correspondence on EDGAR.

In response to the Staff’s comment, we have filed the legal opinion and the tax opinion as Exhibits 5.1 and 8.1, respectively, to Amendment No. 2.
Draft Legal Opinion
53.	We note that counsel has opined on the General Corporation Law of the State of Maryland. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to Maryland General Corporation Law includes the statutory provisions and also all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR system.

In response to the Staff’s comment, the legal opinion filed as Exhibit 5.1 has been revised to clarify that the scope of the opinion includes the Maryland Constitution and reported judicial interpretations of the Maryland General Corporation Law.

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc: Jeffrey E. Witherell
      Bryan L. Goolsby, Esq.